 Exhibit 99.1

News Release

B2Gold Second Quarter and First Half 2020 Financial Results;

Conference Call / Webcast Details

Vancouver, BC, Canada, August 4, 2020 - B2Gold (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will release its second quarter and first half 2020 financial results after the North American markets close on Wednesday, August 5, 2020.

B2Gold executives will host a conference call to discuss the results on Thursday, August 6, 2020, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/35606. A playback version will be available for two weeks after the call at +1 (416) 621-4642 (local or international) or toll free at +1 (800) 585-8367 (passcode 5346877).

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, and numerous exploration and development projects in various countries including Mali and Colombia.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com